Exhibit 99.3

PENN WEST ENERGY TRUST

NOTICE

This Notice accompanies, and should be read in conjunction with, the Form 52-109F1 of William E. Andrew, President and Chief Executive Officer dated February 27, 2006 (the “Original Certificate”) filed by Penn West Energy Trust (the “Issuer”) with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (“SEDAR”).

In connection with its application to list its trust units on the New York Stock Exchange, the Issuer filed through SEDAR on June 1, 2006 an audited supplementary note to its consolidated financial statements for 2005 and 2004 containing a reconciliation of Canadian and United States generally accepted accounting principles.  Accordingly, because it predates the supplementary note, the Original Certificate should be disregarded by the reader from the date of this Notice.  As of the date of this Notice, the Original Certificate is superseded and replaced by the Form 52-109F1 of William E. Andrew, President and Chief Executive Officer dated July 19, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

Dated: July 19, 2006

Penn West Energy Trust by its administrator Penn West Petroleum Ltd.

Per:	signed “David Middleton”
David Middleton
Executive Vice-President and
Chief Operating Officer